Pacific Sports Exchange Inc.

25188 Marion Ave, Unit B108

Punta Gorda, Florida 33950

September 16, 2019

Attn: Lilyanna Peyser, Special Counsel

Division of Corporation Finance Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Pacific Sports Exchange Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 5, 2019 File No. 333-230690

Ladies and Gentlemen:

Pacific Sports Exchange Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 12, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

Form S-1 Amendment No. 3 filed September 5, 2019

Executive Compensation, page 27

1.	Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Response:

Disclosure has been updated accordingly.

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

PACIFIC SPORTS EXCHANGE INC.

/s/ Timothy Conte
Timothy Conte
President